EXHIBIT NO. 1: Press release, dated April 28, 2009, announcing first quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX REPORTS FIRST QUARTER 2009 RESULTS

MONTERREY, MEXICO, April 28, 2009 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales decreased 32% in the first quarter of 2009 to US$3.7 billion versus the comparable period in 2008, or decreased 15% after adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands and currency fluctuations. EBITDA decreased 25% in the first quarter of 2009 to US$712 million versus the same period of 2008. Adjusting for divestments and currency fluctuations, EBITDA declined 3%.

CEMEX’s Consolidated First Quarter Financial and Operational Highlights

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Lower sales in the quarter were primarily attributable to lower volumes, the exclusion of our Venezuelan operations, and the sale of our assets in the Canary Islands, which were partially mitigated by price stability in most of our markets. The infrastructure sector was the main driver of demand in most of the markets we serve.

•	EBITDA margin increased 1.9 percentage points, from 17.6% in the first quarter of 2008 to 19.5% this quarter.

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Selling, general, and administrative (SG&A) expenses as a percentage of net sales decreased 1.3 percentage points during the quarter compared with the same period last year, from 21.0% to 19.7%, mainly as a result of cost-reduction initiatives.

•	Free cash flow after maintenance capital expenditures for the quarter was US$118 million, down 76% from US$487 million in the same quarter of 2008.

•	Operating income in the first quarter decreased 29%, to US$326 million, from the comparable period in 2008.

Hector Medina, Executive Vice President of Planning and Finance, said: “Despite the challenging macroeconomic environment and the continued decline in construction activity in our markets, we remain confident in our strong global franchise and the underlying fundamentals of our business. Our ongoing efforts to reduce costs and optimize the efficiency of our operations are progressing well, and we are continuing to engage in constructive refinancing talks with our key lenders in an effort to more quickly achieve financial flexibility.”

Consolidated Corporate Results

Majority net income was a gain of US$3 million in the first quarter of 2009.

Net debt at the end of the first quarter was US$18 billion, representing an increase of US$126 million during the quarter. The net-debt-to-EBITDA ratio reached 4.3 times at the close of the first quarter of 2009 compared with 4.0 times at the close of the fourth quarter of 2008. Interest coverage reached 4.8 times at the close of the quarter, down from 4.9 times in the fourth quarter of 2008.

Geographical Markets First Quarter Highlights

Net sales in our operations in Mexico decreased 15% in the first quarter of 2009 to US$775 million, compared with US$915 million in the same period of 2008. EBITDA decreased 17% to US$288 million versus the same period last year.

CEMEX’s operations in the United States reported net sales of US$726 million in the first quarter of 2009, down 39% from the same period in 2008. EBITDA decreased 80% to US$32 million, from US$164 million in the first quarter of 2008.

In Spain, net sales for the quarter were US$199 million, down 61% from the first quarter of 2008, while EBITDA decreased 76% to US$38 million.

Our operations in the United Kingdom experienced a 43% decrease in net sales, to $267 million, when compared with the same quarter of 2008. EBITDA decreased 10% to US$6.6 million in the first quarter

Net sales in the Rest of Europe region decreased 39% during the first quarter of 2009 versus the comparable period in the previous year, reaching $605 million. EBITDA was a negative US$2.3 million in the first quarter.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$333 million during the first quarter of 2009, representing a decrease of 39% over the same period of 2008. EBITDA decreased 26% in the quarter to US$129 million versus the same period in 2008.

First-quarter net sales in Africa and the Middle East were US$265 million, up 22% from the same quarter in 2008. EBITDA increased 45%, reaching US$88 million in the quarter versus the comparable period in 2008.

Operations in Asia and Australia reported net sales of US$385 million, a decrease of 19% versus the first quarter of 2008, and EBITDA was US$74 million, a 10% increase from the same period in the previous year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.